Filed by Nuveen Georgia Dividend Advantage Municipal Fund 2

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies: Nuveen Georgia Dividend Advantage Municipal Fund

Commission File No. 811-10351

Nuveen Georgia Premium Income Municipal Fund

Commission File No. 811-07614

NUVEEN CLOSED END FUNDS

Annual Meeting - Last Chance to Vote May 14, 2012

VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding the Reorganization for your fund. Unless sufficient shareholders vote by May 14, 2012, the adjournment date for your fund’s Annual Shareholders Meeting, your fund will not be able to implement these proposals. The Annual Shareholders Meeting will reconvene on May 14, 2012 at 2:30 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606 with respect to matters relating to the Reorganization.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS. Please call 866-963-5818 to cast your vote now.

PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT, NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed and received the support of ISS Governance Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the proxy.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THESE IMPORTANT MATTERS REGARDING THEIR FUND

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information about the proposed Reorganizations (mergers) in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

If the Reorganizations are approved, the Acquiring Fund’s new series of MuniFund Term Preferred (MTP) Shares with respect to each Acquired Fund will have the same fixed per annum dividend rate, mandatory redemption term and liquidation preference as the Acquired Fund MTP Shares held immediately prior to the Reorganizations. The Acquiring Fund’s optional redemption right with respect to each new series of MTP Shares will be substantially the same as the Acquired Fund’s rights as of the closing date of the Reorganizations, with respect to the corresponding Acquired Fund MTP Shares. As of the date of the Joint Proxy Statement/Prospectus, the Acquiring Fund and Acquired Funds had substantially similar levels of preferred shares outstanding. Preferred shareholders of the Acquiring Fund and Acquired Funds are expected to benefit from the larger size of the combined fund due to the larger combined fund’s ability to invest in a more diverse pool of securities.

It is important that you call the proxy soliciting agent at 866-963-5818 to speak with one of the representatives who can assist you with the voting process. Representatives are available to take your vote Monday through Friday between 9:00 a.m. and 11:00 p.m. EDT and on Saturday from 12:00 p.m. to 6:00 p.m., EDT.

Thank you for your prompt attention to this matter.

NUVEEN CLOSED END FUNDS

Annual Meeting - Last Chance to Vote May 14, 2012

VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding the Reorganization for your fund. Unless sufficient shareholders vote by May 14, 2012, the adjournment date for your fund’s Annual Shareholders Meeting, your fund will not be able to implement these proposals. The Annual Shareholders Meeting will reconvene on May 14, 2012 at 2:30 p.m., Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL 60606 with respect to matters relating to the Reorganization.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS. Please call 866-456-7110 to cast your vote now.

PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT, NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed and received the support of ISS Governance Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the proxy.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THESE IMPORTANT MATTERS REGARDING THEIR FUND

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information about the proposed Reorganizations (mergers) in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

If the Reorganizations are approved, the Acquiring Fund’s new series of MuniFund Term Preferred (MTP) Shares with respect to each Acquired Fund will have the same fixed per annum dividend rate, mandatory redemption term and liquidation preference as the Acquired Fund MTP Shares held immediately prior to the Reorganizations. The Acquiring Fund’s optional redemption right with respect to each new series of MTP Shares will be substantially the same as the Acquired Fund’s rights as of the closing date of the Reorganizations, with respect to the corresponding Acquired Fund MTP Shares. As of the date of the Joint Proxy Statement/Prospectus, the Acquiring Fund and Acquired Funds had substantially similar levels of preferred shares outstanding. Preferred shareholders of the Acquiring Fund and Acquired Funds are expected to benefit from the larger size of the combined fund due to the larger combined fund’s ability to invest in a more diverse pool of securities.

It is important that you call the proxy soliciting agent at 866-456-7110 to speak with one of the representatives who can assist you with the voting process. Representatives are available to take your vote Monday through Friday between 9:00 a.m. and 11:00 p.m. EDT and on Saturday from 12:00 p.m. to 6:00 p.m., EDT.

Thank you for your prompt attention to this matter.